82-3854

Keells Consultants

Keells Consultants Limited

P.O.Box 76, 130, Glennie Street,
Colombo 2, Sri Lanka. Tel : 421101, 327206
Grams : "JOHNKEELL"

Telex : 21389 KEELLS CE
21582 WTMSL CE
21228 WALKINN CE
Telefax : 447087

03037547

03 NOV 19 AM 7:21

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

November 3, 2003

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed the following document:

1) **Quarterly Report 03 Months ended 30th September, 2003**

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

dlw 11/20

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Six months ended 30th September 2003

Chairman's Message

Your company maintained the strong growth momentum established during the last financial year and in the first quarter by recording a 28 per cent increase in Revenues, a 98 per cent growth in Group Operating Profit and a 90 per cent increase in Pre Tax Profit prior to exceptional items, in the second quarter ended 30 September 2003, relative to the corresponding period in 2002/2003. The Revenue, Group Operating Profit and Pre Tax Profit, prior to exceptional items, for the half year ended 30 September 2003 were higher than the corresponding period in 2002/2003 by 27 per cent, 95 per cent and 77 per cent respectively.

Despite the Subsidiaries, particularly Ceylon Cold Stores, totally absorbing a Rs 756 million Voluntary Retirement Cost during the first half of the year, the Profit attributable to the Group was only marginally below that recorded during the first half of 2002/2003 which also enjoyed a Rs 103 million exceptional profit from discontinued operations. The Profit attributable to the Group for the current quarter was however 82 per cent higher than that of the corresponding quarter in 2002/2003, despite a VRS charge of Rs 68 million during the quarter.

The JKH Company Pre Tax Profit for the second quarter and first half are 116 per cent and 124 per cent over the corresponding periods in 2002/2003.

The steady improvement in the economic and business environment resulted in a strong operating performance from all our sectors, in particular the Leisure, Financial Services and Transportation Sectors.

On 19 September 2003, JKH acquired a 60.5 per cent stake in Asian Hotels Corporation (AHC) at a cost of Rs 4 billion, triggering a mandatory offer at the highest paid price of Rs 30.00 per share. Purchases made between 19 September 2003 and the 30 September 2003 saw the JKH stake increase to 69.25 per cent as at 30 September 2003. The mandatory offer has now closed and based on the acceptances the JKH stake in Asian Hotels will increase to approximately 84 per cent.

A Private Placement of 24 million shares and a 1:7 Rights Issue were subsequently announced, in order to maintain the group's flexibility in gearing itself for future investments. The Private Placement was heavily oversubscribed primarily as a result of heavy demand from foreign institutional investors and was completed successfully raising Rs.3.2 billion for your company. The Rights Issue is expected to close in December this year.

The **Food and Beverage** Sector enjoyed immediate operating efficiency improvements following the implementation of the VRS and performed in line with expectations during the quarter. The overall improvement in consumer spending levels was reflected in the revenue growth in the Sector, while Jaykay

Marketing Services continued the successful rollout, and the consolidation, of its new chain of *Elephant House* Supermarkets.

Profits from the **Transportation** Sector were higher than in the previous quarter at the operating level, mainly due to healthy contributions from Lanka Marine Services (LMS). The South Asia Gateway Terminal, which successfully completed the development of the Queen Elizabeth Quay of the Colombo Port during the quarter, also contributed well.

The significant increase in Tourist arrivals to the country is reflected in the performance of the **Leisure** Sector. While the local hotels and the destination management businesses registered marked improvements in profitability, the Maldivian Hotels recorded steady profits. The addition of two premier 5-star City Hotels to the JKH portfolio, as a result of the AHC acquisition, facilitates the enhancement of the JKH leisure offering. The acquisition also gives the Group more **Real Estate** options through the Crescat Apartment and Boulevard Complex.

The **Plantation** Sector registered improved profitability with Tea Smallholders and Namunukula Plantations leading the way.

The **Information Technology** Sector profitability was at levels similar to the corresponding period in the previous year.

The **Financial Services** Sector continued to perform well led by a strong performance from John Keells Stock Brokers who benefited from the upsurge in stock market activity. Nations Trust Bank and Union Assurance profitability were significantly higher than in the corresponding period in 2002/2003.

A more stable economic environment, the adoption of a new operating philosophy, the continuing efforts in developing and empowering our human capital and the potential pay backs of major investment decisions give us the confidence to view the future with great optimism and we will continue to seek new avenues of growth while improving the productivity of our existing asset base.

V Lintotawela
Chairman
31 October 2003

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2003

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30 September			Six months to 30 September		
	2003	2002	Change	2003	2002	Change
Revenue	5,075,648	3,980,655	28%	9,473,799	7,479,351	27%
Cost of Sales	-3,417,601	-2,813,687	21%	-6,556,937	-5,312,825	23%
Gross Profit	1,658,047	1,166,968	42%	2,916,862	2,166,526	35%
Other Operating Income	21,641	43,028	-50%	90,388	73,083	24%
	1,679,688	1,209,996	39%	3,007,250	2,239,609	34%
Administrative Expenses	-796,416	-636,769	25%	-1,458,800	-1,248,991	17%
Distribution Expenses	-152,992	-154,207	-1%	-297,982	-283,747	5%
Other Operating Expenses	-103,500	-68,029	52%	-198,720	-121,733	63%
Profit from Operating Activities	626,780	350,991	79%	1,051,748	585,138	80%
Finance Expenses	-117,531	-94,177	25%	-210,796	-153,687	37%
Profit from Operating Activities after Finance Expenses	509,249	256,814	98%	840,952	431,451	95%
Share of Associate Company Profits	177,740	104,719	70%	317,078	223,659	42%
Profit before VRS and Sale of Discontinued Operations	686,989	361,533	90%	1,158,030	655,110	77%
Cost of Voluntary Retirement Scheme	-68,295	-10,624	543%	-755,673	-15,112	4900%
Profit from sale of Discontinued Operations	-	-	0%	-	103,016	-100%
Profit before Taxation	618,694	350,909	76%	402,357	743,014	-46%
Income Tax Expense	-100,461	-89,692	12%	-15,751	-184,531	-91%
Profit after Taxation	518,233	261,217	98%	386,606	558,483	-31%
Minority Interest	-89,863	-25,354	254%	86,955	-67,292	-229%
Profit available to the Group	428,370	235,863	82%	473,561	491,191	-4%

	Rs.	Rs.		Rs.	Rs.
Earnings per share for the period - Basic/Diluted	1.81	1.00		2.00	2.09
Dividends per share - Gross	0.00	0.00		0.00	0.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 30TH SEPTEMBER	2003	2002	As at 31.03.2003
ASSETS			
Non-current Assets			
Property, Plant & Equipment	14,611,539	9,561,652	10,172,219
Intangible Assets - Goodwill	2,703,992	654,316	599,747
Investments in Subsidiaries	9,720	10,680	9,785
Investments in Associates	3,056,514	2,451,751	2,639,584
Other Investments	197,441	128,840	128 572
Investment Properties	355,756	-	-
Other Non-Current Assets	159,014	12,000	18 293
Deferred Expenditure	-	1,696	-
	21,093,976	12,820,935	13,568,200
Current Assets			
Inventories	1,782,618	1,725,088	1,686,965
Trade & Other Receivables	3,647,400	3,512,366	3.292,976
Short Term Investments	845,498	789,458	598,402
Cash in Hand and at Bank	2,681,690	1,005,180	957,004
	8,957,206	7,032,092	6,535,347
Total Assets	30,051,182	19,853,027	20,103,547
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	2,373,284	1,860,733	1,876,470
Capital Reserves	2,441,037	2,497,950	2,855,096
Revenue Reserves	2,449,899	2,316,857	2,449,899
Retained Earnings	2,927,232	2,134,390	2,632,583
Total Equity	10,191,452	8,809,930	9,814,048
Minority Interest	4,135,046	1,925,726	2,061,439
Non-current Liabilities			
Negative Goodwill	1,042,833	680,186	653,017
Non-Interest Bearing Borrowings	42,190	-	40,700
Interest Bearing Borrowings	1,773,612	1,142,895	1,436,372
Deferred Tax Liabilities	315,937	354,901	362,580
Retirement Benefit Obligation	542,527	532,138	541,355
Other Deferred Liabilities	142,731	94,922	100,140
	3,859,830	2,805,042	3,134,164
Current Liabilities			
Trade & Other Payables	3,652,517	3,287,787	2,443,175
Provision for Taxation	-	39,834	7,187
Short Term Borrowings	2,956,467	1,465,317	704,467
Non-Interest Bearing Borrowings	10,000	-	10,000
Interest Bearing Borrowings	397,670	264,043	367.763
Bank Overdrafts	4,848,200	1,255,348	1,561,304
	11,864,854	6,312,329	5,093,896
Total Equity & Liabilities	30,051,182	19,853,027	20,103,547
	Rs.	Rs.	Rs
Net Assets per share	42.94	47.35	52.30

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

31st October 2003

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER		2003	2002
In Rs. '000s			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit before Taxation after VRS		402,357	743,014
Adjustments for :	Interest Received	-23,386	-22,200
	Finance Expenses	210,796	153,687
	Dividends Received	-3,471	-694
	Cost of Voluntary Retirement Scheme	755,673	15,112
	Share of Associate Company Profits	-317,078	-223,659
	Depreciation	376,927	371,275
	Profit from Sale of Discontinued Operations	-	-103,016
	Transfer from Investment Properties	41,587	-
	Profit on sale of Property, Plant & Equipment	-10,561	-4,740
	(Profit)/Loss on sale of Shares	-6,374	2,062
	Goodwill on Consolidation (net)	1,006	832
	Retiring Gratuity (net of payments)	-36,501	28,913
	Amortisation of Grants & Subsidies	-2,799	-3,070
	Deferred Expenditure & Non Current Assets (net)	454	225
Operating Profit before Working Capital Changes		1,388,630	957,741
(Increase)/Decrease in Inventories		-45,443	172,950
(Increase)/Decrease in Receivables & Prepayments		50,826	606,233
Increase/(Decrease) in Creditors & Accruals		788,072	295,491
Increase/(Decrease) in Short Term Borrowings		2,252,000	479,101
Increase/(Decrease) consequent to Changes in Subsidiaries		18,152	-
Cash Generated from Operations		4,452,237	2,511,516
Interest Received		23,386	22,200
Finance Expenses Paid		-210,796	-153,687
Dividends Received		76,596	694
Voluntary Retirement Cost Paid		-755,673	-15,112
IncomeTax Paid		-149,528	-161,947
Net Cash Flow from Operating Activities		3,436,222	2,203,664
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acquisition of Property, Plant & Equipment		-374,818	-279,878
Purchase of Investments		-361,515	-16,355
Purchase of subsidiaries		-4,598,296	-1,199,362
Acquisition of Interest in Subsidiaries		-48,756	-25,305
Proceeds from sale of Property, Plant & Equipment		22,487	6,580
Proceeds from Disposal of Associates		-	26,232
Proceeds from sale of other investments		-	15,954
Grants Received		3,002	4,346
Net Cash Flow used in Investing Activities		-5,357,896	-1,467,788
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Issuance of Shares - Company		124,972	30,183
Minority Interest		-138,184	-59,491
Dividends Paid		-179,936	-166,872
Proceeds from Interest Bearing Borrowings		252,152	44,246
Repayment of Interest Bearing Borrowings		-155,930	-203,029
Net Cash Flow from Financing Activities		-96,926	-354,963
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS		-2,018,600	380,913
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adjustments)		697,588	158,377
CASH & CASH EQUIVALENTS AT THE END		-1,321,012	539,290
CASH & CASH EQUIVALENTS			
Short Term Investments		845,498	789,458
Cash in Hand		2,681,690	1,005,180
Bank Overdrafts		-4,848,200	-1,255,348
Cash & Cash Equivalents		-1,321,012	539,290

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2003

COMPANY INCOME STATEMENT

	Quarter ended 30 September			Six months to 30 September		
	2003	2002	Change	2003	2002	Change
Revenue	402,124	241,646	66%	696,716	422,058	65%
Cost of Sales	-26,034	-20,106	29%	-53,561	-40,512	32%
Gross Profit	376,090	221,540	70%	643,155	381,546	69%
Other Operating Income	-2,426	4,205	-158%	7,864	5,609	40%
	373,664	225,745	66%	651,019	387,155	68%
Administrative Expenses	-55,702	-44,462	25%	-112,149	-95,374	18%
Other Operating Expenses	-9,185	-13,764	-33%	-17,447	-25,068	-30%
Profit from Operating Activities	308,777	167,519	84%	521,423	266,713	95%
Provision for fall in value of Investments	-10,876	-2,434	347%	-21,752	-4,867	347%
Finance Expenses	-60,940	-55,330	10%	-113,640	-89,715	27%
Profit before Taxation	236,961	109,755	116%	386,031	172,131	124%
Income Tax Expense	2,208	-	0%	7,056	-	0%
Profit after Taxation	239,169	109,755	118%	393,087	172,131	128%

	Rs.	Rs.	Rs.	Rs.
Earnings per share for the period - Basic/Diluted	1.01	0.47	1.66	0.73
Dividends per share - Gross	0.00	0.00	0.00	0.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 30TH SEPTEMBER	2003	2002	As at 31.03.2003
ASSETS			
Non-current Assets			
Property, Plant & Equipment	427,709	386,724	414,681
Investments in Subsidiaries & Joint Ventures	8,231,728	3,626,826	3,640,794
Investments in Associates	1,589,847	1,252,351	1,252,351
Other Investments	97,056	97,056	97,056
Other Non-Current Assets	281,097	402,764	372,412
	10,627,437	5,765,721	5,777,294
Current Assets			
Inventories	518	582	554
Trade & Other Receivables	380,724	618,569	380,332
Short Term Loans given to Related Parties	448,844	344,134	341,034
Short Term Investments	169,138	206,344	196,921
Cash in Hand and at Bank	8,891	13,108	23,207
	1,008,115	1,182,737	942,048
Total Assets	11,635,552	6,948,458	6,719,342
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	2,373,284	1,860,733	1,876,470
Capital Reserves	829,844	1,125,553	1,201,686
Revenue Reserves	1,229,936	1,082,976	1,229,936
Retained Earnings	415,259	193,983	202,108
Total Equity	4,848,323	4,263,245	4,510,200
Non-current Liabilities			
Interest Bearing Borrowings	819,652	398,918	809,213
Deferred Tax Liabilities	693	-	693
Retirement Benefit Obligation	47,023	50,331	41,288
	867,368	449,249	851,194
Current Liabilities			
Trade & Other Payables	279,300	145,105	105,643
Amounts due to Related Parties	309,449	240,694	210,612
Short Term Borrowings	1,900,000	1,016,235	250,000
Interest Bearing Borrowings	179,158	178,975	179,158
Bank Overdrafts	3,251,954	654,955	612,535
	5,919,861	2,235,964	1,357,948
Total Equity & Liabilities	11,635,552	6,948,458	6,719,342
	Rs.	Rs.	Rs
Net Assets per share	20.43	22.91	24.04

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

31st October 2003

JOHN KEELLS HOLDINGS LIMITED

COMPANY CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER	2003	2002
In Rs. '000s		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	386,032	172,131
Adjustments for : Finance Expenses	113,640	89,715
Depreciation	8,649	8,145
Profit on sale of Property, Plant & Equipment	-2,133	-2,162
(Profit)/Loss on sale of Shares	-8,647	-
Provision for fall in value of Investments	21,752	4,867
Bad Debts	8,959	9,109
Retiring Gratuity (net of payments)	5,734	5,364
Operating Profit before Working Capital Changes	533,986	287,169
(Increase)/Decrease in Inventories	36	-326
(Increase)/Decrease in Receivables & Prepayments	-101,147	555,626
Increase/(Decrease) in Creditors & Accruals	272,494	-214,370
Increase/(Decrease) in Short Term Borrowings	1,650,000	507,763
Cash Generated from Operations	2,355,369	1,135,862
Finance Expenses Paid	-113,640	-89,715
Income Tax Paid	-	-1,659
Net Cash Flow from Operating Activities	2,241,729	1,044,488
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	-21,691	-11,424
Purchase of Investments	-4,984,548	-1,255,054
Proceeds from sale of Property, Plant & Equipment	2,147	2,162
Proceeds from sale of Investments	43,012	15,653
Net Cash Flow Used in Investing Activities	-4,961,080	-1,248,663
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Shares	124,972	30,183
Dividends Paid	-179,936	-166,872
Long Term Borrowings - related parties	82,358	22,448
Proceeds from Interest Bearing Borrowings	100,000	1,750
Repayment of Interest Bearing Borrowings	-89,560	-89,450
Net Cash Flow from Financing Activities	37,834	-201,941
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	-2,681,517	-406,116
CASH & CASH EQUIVALENTS AT THE BEGINNING	-392,408	-29,387
CASH & CASH EQUIVALENTS AT THE END	-3,073,925	-435,503
CASH & CASH EQUIVALENTS		
Short Term Investments	169,138	206,344
Cash in Hand	8,891	13,108
Bank Overdrafts	-3,251,954	-654,955
Cash & Cash Equivalents	-3,073,925	-435,503

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 30TH SEPTEMBER	2003	2002
Balance as at 31st March	9,814,048	8,284,149
Adjustment on account of changes in holdings	1,024	-1,418
	9,815,072	8,282,731
Share Options exercised during the period	27,452	7,274
Premium on issue of Shares during the period	97,520	22,909
	9,940,044	8,312,914
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	-20,698	5,825
Reclassification	-21,519	-
Net Profit for the period	473,561	491,191
Final Dividend Paid 2002/03	-179,936	-
Balance as at 30th September	10,191,452	8,809,930

Company

AS AT 30TH SEPTEMBER	2003	2002
Balance as at 31st March	4,510,200	4,060,931
Share Options exercised during the period	27,452	7,274
Premium on issue of Shares during the period	97,520	22,909
	4,635,172	4,091,114
Net Profit for the period	393,087	172,131
Final Dividend Paid 2002/03	-179,936	-
Balance as at 30th September	4,848,323	4,263,245

31st October 2003

JOHN KEELLS HOLDINGS LIMITED

SEGMENT INFORMATION

For the six months ended 30th September	Food & Beverage 2003	Food & Beverage 2002	Transportation 2003	Transportation 2002	Plantation 2003	Plantation 2002	Leisure 2003	Leisure 2002	Information Technology 2003	Information Technology 2002	Financial Services 2003	Financial Services 2002	Others 2003	Others 2002	Group Total 2003	Group Total 2002
In Rs. '000s																
Total Sales	4.386.268	4.127.349	2.667.374	1.534.201	1.841.300	1.704.927	1.265.439	951.899	653.872	615.893	829,019	563,095	1,675,327	976,459	13,318,599	10.473.823
Less:																
Inter Segment Sales	-10.271	-7.582	-22.991	-6.332	-34.850	-25.687	-58.555	-46.309	-16.610	-16.138	0	-	-741,861	-205,823	-885.138	-307,871
Intra Segment Sales	-1.281.810	-1.227.095	-65	-794	-	-	-35,887	-31,390	-16.345	-13,299	0	-	-1,381	-2,108	-1,335,488	-1,274,686
Segment Revenue	3.094.187	2.892.672	2.644.318	1.527.075	1.806.450	1.679,240	1.170.997	874.200	620.917	586,456	829,019	563,095	932,085	768,528	11,097.973	8,891,266
Share of Associate Company turnover															-1,624.174	-1.411.915
Revenue															9,473,799	7,479,351
Segment Operating Profits	-513.577	172.557	528.957	426.727	129,024	40,487	66,172	-9.530	6.629	9,691	223,710	30,858	81,850	152,828	522.765	823,618
Other Operating Income															90.388	73,083
Provision for fall in Value of Investments																-
Finance Expenses															-210.796	-153.687
Profit before Taxation	-531.335	158.295	554.665	466.429	79.998	17.505	87,582	-18.628	12.022	10.737	227.191	32.625	-27.766	76,051	402.357	743,014
Income Tax Expense	109,363	-61.550	-43.104	-86.400	-23,516	-20,528	-15,661	-2.797	-515	-970	-46,497	-10,237	4,179	-2,049	-15.751	-184,531
Profit after Taxation	-421,972	96,745	511.561	380.029	56.482	-3,023	71,921	-21.425	11.507	9.767	180,694	22.388	-23,587	74,002	386,606	558,483

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2003

1. Market Price per share

	2003		2002
		Company	
Market Price - Highest (for the period)	145.00		84.50
Market Price - Lowest (for the period)	69.75		54.00
Market Price - Last Traded (for the period)	133.00		84.50

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2003 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. The cost of Voluntary Retirement Schemes of Ceylon Cold Stores Ltd, John Keells Ltd and Lanka Marine Services Ltd amounted to Rs. 673.7, Rs. 12.5 and Rs. 69.3 million respectively.

6. The Company granted a Bonus Issue of 1 ordinary Share for every 4 existing ordinary shares on 27 June 2003. The Directors have recommended to the shareholders a Private Placement of upto 24 million ordinary shares and an increase in the Authorised Share Capital of the Company. The Shareholders have since approved the recommendation and the Private Placement has been closed at Rs.134 per share. The directors have also announced a Rights Issue of 1 ordinary share for every 7 ordinary shares held on 6 November 2003.

7. The Company acquired 60.5% of Asian Hotels Corporation Ltd on 19 September 2003 at a cost of Rs. 4 billion triggering a mandatory offer at the highest paid price of Rs.30 per share. The mandatory offer has since closed and a further 14.8% will be acquired by the Company through this route. As at the Balance Sheet date, the Company holds 69.25% stake in Asian Hotels Corporation Ltd at a cost of Rs.4.6 billion. The Colombo Plaza assets were last revalued in 1995, while the Trans Asia assets were last revalued in 1999.

8. The Group disposed its investment in Beruwala Walk Inn Ltd on 3 October 2003 for a consideration of Rs. 30 million.

9. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

Name of Company

John Keells Holdings Limited

Legal Form

Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela – Chairman
Mr S C Ratnayake – Joint Managing Director
Mr A D Gunewardene – Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Board Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe
Mr N C Vitarana

Board Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr V Lintotawela

Board Nominations Committee

Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr V Lintotawela

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2
Sri Lanka

Contact Details

P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone: (94 1) 306000
Facsimile : (94 1) 447087

Internet : www.keells.com
Email : jkh@keells.com